JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Statement on Schedule 13G to which this Agreement is attached as an exhibit, and any amendments thereto, is filed on behalf of each of them.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: 29 August 2025

GR China Master Fund
By: Q Fund Management (Hong Kong) Limited, its Investment Manager
Name: Feng Qian
Title: Director

Q Fund Management (Hong Kong) Limited
By: Feng Qian
Title: Director and CEO